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                                                                      EXHIBIT 99


                                                                 Company Contact
                                                                     Jim Schultz
                                                                  (903) 532-3002


                OLD AMERICA STORES, INC. (NASDAQ) SELLS ASSETS

        HOWE, TEXAS, January 26, 1998...OLD AMERICAN STORES, INC. (OTC:OASIQ) announced today that the bankruptcy court approved the sale of substantially all assets of the Company and its subsidiaries to Old America Stores, LP and KOB, LP, entities owned and controlled by Tennessee businessman Robert E. Kirkland, in exchange for cash, used primarily to pay off all secured indebtedness, and the assumption of certain post-petition liabilities of the Company and its subsidiaries. The purchase price was determined through arms-length negotiations between the parties. The transaction closed on January 21, 1998. The purchase price did not provide for any payment to pre-petition creditors or stockholders. Accordingly, there will be no value for the stockholders of the Company. As a result of the sale, the Company and its subsidiaries have terminated operations and are in the process of liquidating and winding up their affairs. The Company intends to delist trading of its common stock in the over-the-counter market and to deregister its common stock as soon as practicable.

        Mr. Payton, former CEO of the Company, said, "While I am disappointed the consideration received for the assets of the Company was not sufficient to provide any distribution to the Company's pre-petition creditors and shareholders, we are pleased that the purchase allows our post-petition vendors to be paid in full and provides for continued employment of over 1,200 employees by the new owner."